SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



In the Matter of:                                 QUARTERLY CERTIFICATE PURSUANT
                                                  TO RULE 24 UNDER THE PUBLIC
AMEREN CORPORATION,                               UTILITY HOLDING COMPANY ACT OF
         and its Subsidiaries                     1935


File Nos.  70-9877, 70-10078, 70-10106, 70-10159

================================================================================

     Ameren Corporation ("Ameren"), a registered holding company, on behalf of itself and its subsidiaries, hereby files this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by orders dated October 5, 2001 (Holding Co. Act Release No. 27449), January 29, 2003 (Holding Co. Act Release No. 27645), February 27, 2003 (Holding Co. Act Release No. 27655 ), December 18, 2003 (Holding Co. Act Release No. 27777), and April 15, 2004 (Holding Co. Act Release No. 27835). This certificate is filed with respect to transactions consummated during the quarter ended March 31, 2004.


A.   Financing by Ameren (File No. 70-9877):
     -------------------

     1. Sales of any Common Stock by Ameren (other than pursuant to Stock Plans) and the purchase price per share and the market price per share at the date of the agreement of sale.

          During the quarter, Ameren issued an aggregate of 19,063,181 shares of Common Stock at $45.90 per share. The offering closed on February 6, 2004.


     2. The total number of shares of Common Stock issued or issuable under options, warrants or other stock-purchase rights granted during the quarter under Stock Plans.

          Dividend Reinvestment and Stock Purchase Plan (DRPlus):       456,644
          Employee Long-Term Savings Plan 148 (401(k)):                  14,732
            (Consisting of 2,641 original issue shares and
            12,091 shares purchased on the open market)
          Employee Long-Term Savings Plan 702 (401(k)):                   9,852
            (Consisting of 3,269 original issue shares and
            6,583 shares purchased on the open market)
          Savings Investment Plan (401(k))                              140,138
          Long-Term Incentive Plan of 1998 (Restricted Common Stock)    128,274
                                                                        --------

          Total                                                         749,640
                                                                        ========


     3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

          N/A

     4. The amount and terms of any Long-term Debt, Preferred Stock or other preferred or equity-linked securities issued by Ameren, directly or indirectly through a Financing Subsidiary, during the quarter.

          N/A


     5. The amount and terms of any Short-term Debt issued directly or indirectly by Ameren during the quarter.

          A. There was no commercial paper issued during the 1st quarter of 2004.

          B.   There were no bank loans during the 1st quarter of 2004.

          Maximum indebtedness at any one time:  $0.


     6. A description of the amount, terms and purpose of any Guarantee issued during the quarter by Ameren and the name of the beneficiary of such Guarantee.


               Parent                Subsidiary (Beneficiary)            Amount                Terms                  Purpose
               -------               ------------------------            ------                -----                  -------
               Ameren Corp.    Ameren Energy Fuels & Services Co.    $ 5,000,000          03/29/04-12/31/04       Credit Support
               Ameren Corp.    Ameren Energy Marketing, Ameren       $ 8,000,000          02/02/04-12/31/04       Credit Support
                                Energy Fuels & Services Co.  and
                                CILCORP Energy Services Inc.
               Ameren Corp.    Ameren Energy Marketing               $ 2,250,000          01/26/04-12/31/04       Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 2,000,000          01/20/04-12/31/04       Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 8,000,000          01/14/04-12/31/04       Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 5,000,000          01/20/04-12/31/04       Credit Support
               Ameren Corp.    Ameren Energy Marketing               $10,000,000          01/22/04-12/31/04       Credit Support
               Ameren Corp.    Ameren Energy Fuels & Services Co.    $10,000,000          03/29/04-03/31/06       Credit Support
               Ameren Corp.    CILCORP Energy Services Inc.          $ 1,500,000          03/08/04-06/30/05       Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 1,000,000          03/18/04-06/30/05       Credit Support
               Ameren Corp.    Ameren Energy Marketing               $10,000,000          01/09/04-12/31/04       Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 1,000,000          01/09/04-12/31/04       Credit Support



     7. The name and amount invested by Ameren in any Financing Subsidiary during the quarter.

          N/A


     8. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into by Ameren during the quarter and the identity of the parties to such instruments.

          No such agreements were entered into during the 1st quarter of 2004.


     9. Consolidated balance sheet of Ameren as of the end of the calendar quarter.

          Incorporated by reference to combined Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 in File No. 1-14756.

B.   Financing  by  CILCORP  and  Utility   Subsidiaries
     ---------------------------------------------------
     (File  Nos.  70-10106, 70-10078):


     1. The type of long-term securities (e.g., common stock, long-term debt, preferred securities, etc.) issued by CILCORP or AERG during the quarter and the amount of consideration received.

          No such securities were issued during the 1st quarter of 2004.


     2. The principal terms (e.g., interest rate, maturity, dividend rate, sinking fund provisions, etc.) of any long-term securities issued by CILCORP or AERG during the quarter.

          N/A


     3. The amount and terms of any Short-term Debt issued by CILCORP, AmerenUE, AmernCIPS, AmerenCILCO or AERG (other than to evidence Money Pool borrowings) during the quarter.

          AmerenUE issued commercial paper during the 1st quarter of 2004 through Bank One Capital Markets, Goldman Sachs, and/or A.G. Edwards, ranging up to $224.2 million, at an average interest rate of 1.04%. No Short-Term Debt was issued by the other identified entities during the 1st quarter of 2004 (other than through the Money Pool).


     4. If payment of any debt securities may be accelerated by the holders thereof by reason of a default by any associate company of the issuer under any obligation of such associate company (i.e., a cross default), the identity of such associate company and the nature of obligation of the associate company to which the cross default relates.

          There exists a cross default provision in the indenture relating to CILCORP's 8.70% and 9.375% senior unsecured notes, whereby an event of default would be triggered if there is a default in the payment of the principal under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for borrowed money of any significant subsidiary. Default must be for an aggregate amount exceeding $25 million. This would apply to any outstanding short-term or long-term AmerenCILCO indebtedness, including funded bank loans.


     5.   The amount and purpose of any Guarantee issued by CILCORP.

          N/A


     6. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter by CILCORP, AmerenUE, AmerenCIPS, AmerenCILCO or AERG and the identity of the parties to such instruments.

          No such agreements were entered into during the 1st quarter of 2004.


     7.   With  respect to each  Financing  Subsidiary  that has been  formed by
          CILCORP, AmerenCILCO or AERG, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in such Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of such Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers.

          N/A

     8. Consolidated balance sheets of AmerenUE, AmerenCIPS, CILCORP, AmerenCILCO and AERG as of the end of the calendar quarter, which may be incorporated by reference to filings, if any, by such companies under the Securities Act of 1933 or Securities Exchange Act of 1934.

          With the exception of AERG, incorporated by reference to combined Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 in File Nos. 1-2967 (AmerenUE), 1-3672 (AmerenCIPS), 2-95569
          (CILCORP), and 1-2732 (AmerenCILCO). AERG's balance sheet to be filed confidentially under Rule 104 as Exhibit 1.0.


     9. Information on each sale or other disposition of a Non-Retainable Interest during the calendar quarter.

          N/A


C.   Money Pool Transactions (File Nos. 70-10106):
     -----------------------

     1. The maximum outstanding amount of all borrowings from and loans to the Utility Money Pool by each Utility Money Pool participant during the quarter, and the rate or range of rates charged on Utility Money Pool borrowings and paid on Utility Money Pool investments during the quarter.

          Maximum contribution/investment for AmerenCIPS - $0.0 million
          Maximum contribution/investment for AmerenUE - $12.2 million
          Maximum contribution/investment for Ameren/CILCO - $0.0 million Maximum contribution/investment for AERG - $0.0 million
          Maximum contribution/investment for Ameren Corporation -$612.9 million

          Maximum borrowing for Ameren Services - $68.4 million Maximum borrowing for AmerenCIPS - $121.5 million Maximum borrowing for AmerenUE - $291.8 million Maximum borrowing for AmerenCILCO - $216.3 million

          Average interest rate for the Utility Money Pool for the quarter: .99%


     2. The maximum outstanding amount of all borrowings from and loans to the Non-Regulated Subsidiary Money Pool by each Non-Regulated Subsidiary Money Pool participant during the quarter, and the rate or range of rates charged on Non-Regulated Subsidiary Money Pool borrowings and paid on Non-Regulated Subsidiary Money Pool investments during the quarter.


          Maximum contribution/investment for Ameren Energy Marketing - $13.7 million
          Maximum contribution/investment for Union Electric Development - $1.0 million
          Maximum contribution/investment for CILCORP Energy Services - $4.4 million
          Maximum contribution/investment for CILCORP Investment Management - $4.4 million
          Maximum contribution/investment for CIPSCO Investment Co. - $2.1 million
          Maximum contribution/investment for Ameren Corporation - $313.8 million

          Maximum borrowing for Ameren Energy Fuels & Services - $30.5 million.
          Maximum borrowing for Ameren Development - $1.4 million
          Maximum borrowing for Ameren Energy Communications - $29.1 million
          Maximum borrowing for Ameren Energy Development - $23.5 million
          Maximum borrowing for Ameren Energy Generating - $149.5 million
          Maximum borrowing for Ameren Energy Resources - $6.2 million
          Maximum borrowing for Ameren Energy - $8.5 million
          Maximum borrowing for CILCORP Energy Services - $.4 million
          Maximum borrowing for Ameren ERC - $16.9 million
          Maximum borrowing for Illinois Materials Supply - $4.2 million
          Maximum borrowing for Ameren Energy Marketing - $43.2 million

                                       4


          Maximum borrowing for Union Electric Development - $.1 million
          Maximum borrowing for CILCORP Ventures Inc. - $.3 million
          Maximum borrowing for AERG - $29.1 million
          Maximum borrowing for Medina Valley - $41.9 million

          Average interest rate for the Non-Regulated Subsidiary Money Pool for the quarter: 8.8%



     D.   Other Transactions  Involving Ameren's Non-Utility  Subsidiaries
          ----------------------------------------------------------------
          (File No. 70-10159):

     1. A copy of the balance sheet and income statement for Ameren and its consolidated subsidiaries.

          Refer to Item A. 9.


     2. The amount and type of investment in any Special Purpose Subsidiary during the quarter and a description of the business(es) of any such Special Purpose Subsidiary.

          N/A


     3. The amounts and form of any guarantee or other form of credit support provided by any Non-Utility Subsidiary for the benefit of any other direct or indirect Non-Utility Subsidiary of Ameren.

          On January 2, 2004, CILCORP Lease Management Inc. entered into a Guarantee for the benefit of Capital Lease Funding LP. Pursuant to such Guarantee, CILCORP Lease Management unconditionally guaranteed to Capital Lease Funding LP, the payment and performance of CILCORP Lease Management Inc.'s subsidiary CLM XII, Inc. The original amount of the Guarantee was $15,905,0114.87. CLM XII, Inc. has an ownership interest in a commercial office building in El Segundo, California. The underlying obligation, which the Guarantee relates to, has a maturity date of November 30, 2007.


     4. An organizational chart showing, as of the end of such quarterly period, all associate companies of Ameren that identifies the type of each Non-Utility Subsidiary (e.g., EWG, FUCO or ETC, Rule 58 Subsidiary, Intermediate Subsidiary, Financing Subsidiary, Special Purpose Subsidiary) and Ameren's percentage equity ownership in each such Non-Utility Subsidiary.

          Organizational chart to be filed in paper format as Exhibit 2.0 under Form SE.


     5. A narrative description of Development Activities during the quarter, the dollar amount expended on Development Activities, and the type of potential investment (e.g., EWG, Rule 58 Subsidiary, etc.) in respect of which such expenditures were made.

          N/A


     6.   A  description  of  non-utility   business  activities   conducted  by
          Non-Utility Subsidiaries (other than any Exempt Subsidiary) outside the United States.

          N/A


     7. A description of the type and location of any Energy-Related Assets (or of the equity securities of any company owning such Energy-Related Assets) acquired or constructed during the quarter and the aggregate amount of expenditures thereon during the quarter.

          N/A

     8. The notional amount, identity of counterparty, and principal terms of any Anticipatory Hedge entered into by a Non-Utility Subsidiary during the quarter.

          No such agreements were entered into during the 1st quarter of 2004.


     9. With respect to any dividends paid by any Non-Utility Subsidiary out of capital or unearned surplus during the quarter, the date and amount thereof and the name of the entity to which such dividends were paid.

          N/A


     10. A brief description of any internal reorganization of Non-Utility Subsidiaries completed during the quarter and the purpose thereof.

          N/A


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Ameren Corporation



By      /s/ Jerre E. Birdsong                              Date: May 26, 2004
  --------------------------------------
            Jerre E. Birdsong
      Vice President and Treasurer

                                                                     Exhibit 3.0


                                  CERTIFICATE

     I certify that a copy of the foregoing was mailed via first class U.S. mail on this 26th day of May, 2004 to Ameren Corporation's interested state commissions whose names and addresses are listed below.

        Mr. Robert Schallenberg
        Director - Utility Services Division
        Missouri Public Service Commission
        P.O. Box 360
        Jefferson City, MO  65102

        Ms. Mary Selvaggio, Director
        Financial Accounting Division
        Illinois Commerce Commission
        527 East Capitol Avenue
        Springfield, IL  62701

        Mr. Alan S. Pregozen
        CFA Finance Department
        Financial Analysis Division
        Illinois Commerce Commission
        527 East Capitol Avenue
        Springfield, IL  62701



May 26, 2004                            AMEREN CORPORATION



                                        By   /s/ Ronald K. Evans
                                          -----------------------------
                                          Ronald K. Evans
                                          Managing Associate General Counsel
                                          Ameren Services Company
                                          1901 Chouteau Avenue
                                          P.O. Box 66149 (M/C 1310)
                                          St. Louis, Missouri  63166-6149
                                          (314) 554-2156
                                          (314) 554-4014 (fax)